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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a presentation by Webb McKinney, HP's President, Business Customer Organization, at a February 27, 2002 security analyst meeting. The video and the transcript of Mr. McKinney's presentation are posted on HP's external web sites, www.VotetheHPway.com and www.hp.com. The slides used in connection with Mr. McKinney's presentation were filed by HP with the Securities and Exchange Commission on February 27, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.


WEBB MCKINNEY:

Well, good afternoon. You have heard many references to the integration planning that we're doing in the presentations you've heard this morning. I think all of the speakers have talked about their part in the integration work. All of the people you've heard from are very heavily involved in the integration planning as well as running their current jobs inside of HP. So, as you can imagine, this is a very, very busy time for all of us.

What I'm going to do now for the next half hour, forty-five minutes probably, is give you an overview of the comprehensive planning that we're doing right now to ensure a successful integration of the two companies after the close. Also, I just point out, in your handouts, there's an appendix that has additional slides beyond what I'm covering here. So you do have a package that includes all the material that's been presented, and more, about the integration process.

Well, first of all, we started this back in early September by doing our homework in terms of what does it take to successfully do a large integration, a large acquisition and merger and we spent a lot of time looking at successful and less successful mergers. We involved experts who have advised us and continue to advise us and benchmark us on how we're doing. I've talked to many customers, as you might imagine, many CIOs of large corporations that have been through acquisitions and mergers, and they have been very open in helping us understand what their key success factors were. So we're doing a lot of work to make sure that this is being done extremely well.

A couple of... an awful lot has been written and theorized about the success of mergers, and high tech mergers in particular, but a couple of key things here are pretty universal. One is bringing together "like" businesses. Those types of mergers are more successful than expansions into new lines of business. The reason for that is pretty simple and I see it every day. When you bring together two businesses that are similar, the management teams of both companies understand the business and they understand the choices they have to make readily. So in the case of Compaq, with the lone exception of the imaging and printing business, all our other businesses in HP are the same businesses that Compaq has and we find that our management teams very, very quickly understand the choices and easily make decisions.

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Secondly, a merger and acquisition that catapults the new company into leadership positions is a key success factor as we look at a lot of mergers. In the case of HP, out of our seven basic businesses we will be number one or number two in six of the seven and the seventh is services where we'll be number three. And that's a very, very fragmented business, so number three's a strong position to be in from a services point of view. So again, we feel that this merger is consistent with that principle as well.

Also deals that are stock only, not only provides [us] with a strong balance sheet but strong incentives on the part of the management.

And results in significant cost savings -- Bob Wayman spoke at great length about that -- the two and a half billion dollars of synergies [and] our plans to exceed those.

And then, of course, a strong central planning effort. One of the things, we actually couldn't find a successful merger, [to say], that didn't have a strong central planning process that was tightly linked to the top management of the company.

We, today and I think this was mentioned earlier, we have 600 people between HP and Compaq full time planning for the integration of the two companies. We also involved very, very experienced consultants and advisors in this process and the team is growing as we approach the close date. As you can imagine, the amount of work that needs to be done as you really get into the specifics of creating the documents around many of the things we've discussed, to do the training and all the communication, that number is continuing to grow.

We've kept the integration planning very, very focused on the value capture, on the synergy targets, and Bob discussed that, but we have a team -- and I'll describe this, how this works in a few minutes -- that is fully focused on making sure that the new company has clear targets and plans to achieve them.

And again, having leadership that has strong experience, we actually figured out at one point that of these people on the integration team, we had a millennium worth of experience in mergers and acquisitions. There's actually someone on the planning process that's been through 23 acquisitions. So we have a lot of experience in HP and Compaq, people as well as our professional advisors who are doing this work.

Lastly and certainly not least, and I'll talk about this more, is the cultural aspect of this. It's absolutely critical that we define the cultural attributes of the merged company and that we work hard to get cultural integration to happen as well.

Well these are some of the -- I won't walk you through every word on these slides, I promise -- but some of the key elements that we found in studying mergers, and at my advanced age -- Wayman has been at the company a day longer than I have -- but I'm going to walk up here so I can actually see this slide.

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First of all, a well-defined acquisition strategy. I think we've stated that case many, many times but there's -- as Carly [has] pointed out the board has been looking at strategic options for HP for some time and this is the culmination of work, it's not the beginning of it in that area.

Clear product roadmaps. We set a very high priority very early to make sure we had clear product roadmaps. This is something all of our stakeholders need to see right at the close.

A strong focus on customers and I will speak to that. Absolutely keeping our eyes on our customers and serving them flawlessly before, during and after the merger.

Being ready for Day One. We will be judged based on the impression we create when we launch the new company. So an awful lot of our work has gone into all the deliverables around Day One as well as the value capture over the next couple of years.

The synergies we talked about. Making sure that we have clear financial targets and ownership and accountabilities throughout the process.

Clearly defined governance -- and I'll talk about this that we named the top management of the company very early. Carly and her new staff have spent time together defining how the company will work, how decisions will be made.

Effective communication to stakeholders. Well the proxy fight has taken that to a whole new level I have to say. So we are spending a huge amount [of] time communicating to all of our stakeholders as we've gone through the process.

Employee retention. Absolutely critical to hold onto our people during this transition. It's an unsettling time for employees, particularly before the close when we can't really tell them what all of our plans are.

Recognition of cultural differences and then speed and decisiveness. So these were all critical factors that we saw in other successful mergers.

Just so everyone understands that [the] boards of these two companies also have a lot of experience in mergers and acquisitions. And as they've been heavily [involved] before the decision and after the decision and have been helpful in providing us with advice based on their own experience. So again I won't read you all of these names but of course Phil Condit -- you saw him on the tape. McDonnell Douglas and Boeing, coming together was a huge transaction. Sam Ginn on the HP [board] with Vodafone AirTouch. So there's been some huge acquisitions -- a lot of experience on both of our boards which has been very helpful.

Last but not least -- it's not really last, but the kind of the key players in actually running what we've been doing for the last six months, running the planning process. Myself,

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I'm a 32 year veteran of HP. I've worked in virtually all of our businesses, all of our computing businesses, I think. I've worked in the U.S., I've worked overseas, hardware, software, consumer, commercial.

Jeff Clarke, the CFO of Compaq -- 17 years of experience, originally from Digital has also worked overseas -- very deep and broad experience.

And then Susan Bowick who's the VP of HR for HP and will be the VP of HR for the combined company. Because the cultural aspects are so important, because we wanted some strong extra experience on an organization design, on accountabilities and scorecards, Jeff and I involved Susan early and often and the three of us are the main team that's really guiding all of the integration. And Susan is here to answer any questions you might have later as well.

So what I'm going to walk through now is what we are doing to insure that this will be a successful integration, a successful merger. So we'll talk about how we're managing the risk, how we are building in detail on what we've learned from other successful mergers, how we're focusing what we call the PMI team (that stands for post merger integration -- we'll try to keep the acronyms here to a minimum, but that's one of them), tying compensation results, so we have worked a lot on compensation. And then how will we measure the success of the merger?

So now we're going to get into quite a bit of process, but the way we started this was first by announcing that Jeff and Susan and I in our roles, as well as announcing much of the top management of the new company on September 4th. So Duane [Zitzner] and VJ [Vyomesh Joshi], Peter Blackmore, Bob Wayman and of course Michael [Capellas] and Carly's [Fiorina] positions were made public at that point in time.

And then we also announced [on] October 12th the rest of Michael and Carly's staffs. So very early in the process, we had identified the leaders, the line managers of the new organizations. And that was critical for Jeff and Susan and I because we wanted to make sure as one of our key principles that we had a tight linkage between the planning and the future leaders of the company.

One of the things that we have seen go wrong in some acquisitions is there may be a good planning effort going on, but it may be disconnected from the future decision makers. So that was one of the principles that we identified early and we'll talk about.

Having dedicated full time leads from the, from each of the businesses and functions -- and I'll talk about that a little bit more -- you've also heard already from this morning's speakers about some of the people that they put in and making sure that we had a balanced team. So, trying to get as close as we can to 50% on each of these teams from each company. And the... As I mentioned earlier, we've been involving advisors all along the way -- People who've had a lot of experience with large mergers and acquisitions.

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So this one is... We call this the layer cake slide. It's a little busy and I apologize for this, but I think it's helpful to understand the structure of the planning team so when we talk about 600 people, they're all in here somewhere. And this, for the most part, mirrors the future structure of the company. So the boxes at the top are the groups, okay. So we have imaging and printing, services, enterprise systems and personal systems.

So each of the leaders of the groups, and you've heard from three of them today, have substantial teams working end-to-end on defining the strategies and plans for their groups. The yellow stuff are all the horizontal functions. So whether it be HR or finance, IT, all the functions that cut across the groups, each of those, each function has their own team with strong leadership working on that.

And then at the bottom of the slide you see some of the key groups that actually cut across everything. Value capture is a classic, so value capture -- all these other teams have to have targets and plans to achieve this synergy. So there's a value capture team that's continually modeling, doing the top up, bottom or top down, bottom up reconciliation of the targets.

Another one is organization design and compensation. So there's some work streams that literally cut across all the functions and all the groups. And those are the ones that in particular Jeff and Susan and I have spent a lot of time with to make sure that the intersections are managed well.

And then at the very top of this slide you'll see there's a small central team that does the management of all the schedules and issue resolution.

Just an example of some of the people you've heard about. You've heard about some [of] these already but again trying to help you understand the depth of talents that we have involved in this process. VJ mentioned Mary Peery and Lee Ray Massey, two general managers in the imaging and printing organization. Duane mentioned Rich Archuleta, seasoned, experienced general manager in the PC business who's leading it along with Alex Gruzen.

Both companies, the leaders of the supply chain for both companies, basically left their day jobs and came full time into the integration early-on. So Ed Pensel, he is the vice president and leader of Compaq's entire supply chain. Gilles Bouchard has been the vice president and leader of all of the HP supply chain work. The two of them personally have been leading the supply chain effort to make sure that we identified and captured the synergies in that area. And on and on.

So you can see that there's -- we have a very, a very strong management here. And I would say personally one of the rewards of being involved is just having the opportunity to work with as many talented experienced people as we have on this team.

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Well the second week in September, Susan Bowick and Carly and I got on a plane and went down to Houston and spent about two days with Michael Capellas and Jeff Clarke, deciding how we wanted to run this. We had, clearly our advisors had done some work prior to that, had presented us with information about how successful mergers had been managed. Both companies have had experience, some better than others, with acquisitions.

It was really a great opportunity to just spend a couple of days together locked in a room and talk through how we wanted to approach this. And we came out of that meeting with a very clear sense of purpose, vision, a set of principles that have been guiding the integration.

I'll say, I've run I guess in my career, managed three internal startups and have been involved with a couple of others and in some ways this is a lot like -- admittedly a large one -- but it's a lot like planning a startup internally in the sense that you're creating the plans for a new business and of course you're doing [so] out of the pieces of existing businesses.

So the purpose that we agreed to is obviously leading the planning and execution of the integration of HP and Compaq. It's assuring very tight linkages with line management so that's a principle we adhered to very, very early. And assuring that the value capture was captured. Okay, the value was captured.

The vision that's driving it -- creating a great new company that's a leader in our chosen fields and positioned to be the leading IT solutions provider. So that's the vision statement for the new company.

Some of the key principles we came out of that meeting with, again I think these are going to reflect some of what you've already seen but, start with the customer experience. I think there probably is, I've heard from customers that one of the things they're worried about when they hear companies are merging is, will companies become internally focused? Will they take their eyes off their customers? We very quickly gravitate... I think this was the first thing written on the flip chart. Start with a customer, define the customers, define the strategies required to win in the eyes of the customer. Then talk about structure and then talk about the people that enable that.

Secondly, making decisions quickly. You know there's a lot of decisions that have to be made as you might imagine in an exercise like this. We have to make decisions quickly and avoid revisiting decisions. This is one of the pitfalls I think that unsuccessful planning efforts have fallen into.

Making tough decisions. There are going to be decisions that are going to be painful for some people. We have to make the right decision that fulfills the purpose and vision that we described for this company and we have to move quickly, make the tough decisions. This is not a situation where you can sort of build consensus and try to keep everyone in the whole system happy. We have to make the right calls.

One principle that we, and I think someone had already mentioned today, is "adopt and go". It's very important. A great way to save time is just look at how each of the companies does something in an area and decide which one is the one you want to adopt. If you don't take that approach, if you think of it, you have [to] define everything from scratch and that's a very time consuming, complex process.

So we very early on identified "adopt and go". We used a very similar process, by the way, in spinning off Agilent, I think the term there was "clone and go" because that was a spin off, but let's really simplify the decision making and make sure that we minimize the amount of work that has to be done by picking the better of the capabilities of the companies in each area.

Avoiding complex integration, particularly for Day One, that's not required. And having clear roles and I'll describe that in much detail.

And then the culture, addressing culture early and continuously. And in fact I've used the term, I guess I coined the term early on, that the integration team itself is kind of the cultural astronauts of the this integration. We now have 600 people working together, lots of hours a week. They're working together very well. But we're the ones that earliest, kind of the earliest contact of how to bring our cultures together and work together effectively.

Not too long ago, just to tell how that's going, one of the, one of our advisors was in a meeting and they said the only way they could tell whether someone was from HP or Compaq is by the brand of their notebook computer. So I think this is going along well and it really bodes well for the merger. But having said that, we know that the cultural aspects of this are going to take ongoing work.

The way we have this setup is -- if I could kind of start at the top -- we defined what we called a Steering Committee and the Steering Committee is a subset of the management of the new company. It consists of Carly, Michael, Bob Wayman, Susan Bowick, Bob Napier (who will be the CIO of the new company) and then Jeff Clarke and myself. And that Steering Committee meets every Thursday for a half day and ensures that we have tight linkage with the very top of the new company.

The new level down there, the PMI team, that's the team that's led by Jeff and Susan and myself. And the central PMO is that central team that really does all the detailed perc charts, schedule management, issue resolution. And then reporting in is the, at the lower part of this slide, each of the individual teams that I described on that layer cake. And they have management leaders, for example Ed Pensel and Gilles Bouchard for supply chain, but they also have system managers supporting all the scheduling and issue resolution within the team. So that's the way we've structured it.

A little bit more detail on this Central Program Management Office. These are the people that you can walk into offices, or conference rooms I should say, in Houston and

Palo Alto and just see walls filled with schedules and dependencies. We have people ready to bring teams together if there are issues that cut across the teams. We have rapid issue resolution teams and processes. Every week each team has results they have to report in, issues are resolved, etc. That whole process is run by the PMO. It's like, it's a little bit like probably launching Superdome was in the sense that it's a very large, complex set of interdependencies and you have to have very, very tight program management in order to make steady progress. And I'm very, very pleased with the work that this team is doing. They've been critical.

This is the issue escalation process. It mirrors the structure I described. So every Monday, all the system managers for each of the teams come together. They report out the results of the week, any new issues, any dependencies are identified. Tuesday is spent with these rapid issue resolutions sessions to try to get those issues resolves.

Then, every Wednesday Jeff and I and Susan host a meeting, face to face meeting all day. We go back and forth between Houston and Palo Alto. We bring the management leaders of all the teams together, address as many of those issues that were raised on Monday and Tuesday as we can. Also sort of do another round on the issues that we maybe can't fully resolve or there isn't agreement on. We try to frame up the choices for the Steering Committee, saying here's choice one, here are the implications. Here's choice two, here are the implications.

And then we go into the Thursday Steering Committee meeting, get everything approved for that week and get decisions made that we weren't able to do in the -- get made in the PMI meeting. So it's a very tight process. It's a very repetitive and rigorous process we're running.

This is just a screen shot of all this information that we're working on. All the documents, all the schedules, all the issues are in something we call the eRoom. This is a secure web site. We have 2,600 folders, 10,000 files and I think somebody mentioned this morning 500,000 hours, which I guess you can't probably find in here directly. But this is the nerve center of all the information, all the calendars and this is... Everyone working on the integration keeps the information and accesses the information here.

So that's all the process-related activity -- what we are focused on in terms of delivering results. Well this is not everything, but this gives you an example of four key areas that we identified very early on that we call the pillars.

One is organization design, including the go-to-market structure. And I will go through this one in a fair amount of detail as an example, but naming the top three levels of the company, identifying the top 100 account managers, the country managers, defining, getting the organization -- the go-to-market organization -- correct to meet the needs of our business and our customers. So that's been a huge piece of work.

Second, product roadmaps we've talked about a lot. But we have... That all of course starts with a strategy. So again, who are the customers? What are the strategies we're using to serve our customers? What are the specific product transition plans that we have? And the group managers have been leading that activity right from the beginning to make sure that we have solid product roadmaps to explain to our customers and our employees when we launch the new company.

Financial plans. We've talked about that, that's really the value capture. This is like a big targeting process and that's had very strong focus.

And then the launch plan. How do we launch the new company. And there's an amazing amount of detail we've had to think through and issues that we've had to prepare for the first day that we can operate as a new company. You know we have to anticipate that HP call centers could get calls from Compaq customers. Equipment could be returned to the wrong place. We're going to have our e-mail systems linked together. How do we get... Duane I think mentioned earlier that Compaq/Tandem is across the street from where he and I work. We've got a huge UNIX development lab. Those people are going to need to start working together. How do they get into the buildings? So some of this stuff that we're doing is very strategic and some of it is very tactical and it all has to be done.

This is an overview of the schedule that we put together and have been managing too. So each month we've -- again, we've tried to mirror this after best practices of complex program management -- and you can see here that every month we've had a formal checkpoint where we sign off each of the teams and are they on track to meet the objectives or have they met the objectives for that month. And of course now we're in the very final stages of completing our planning. But that's overall project checkpoint.

So now let me... I'm just... We're back to the layer cake, and let me... what I'm going to do is drop into a couple of the team's and describe them in a little bit more detail so you can get a flavor of the nature of the work that these teams are doing. So you've seen the value capture work Bob talked about. Ann [Livermore] described in some detail the work that the services team is doing. Both of those are included in the handouts at the end of this slide deck. But I'm going to go into some, a couple of others.

So here's the go to, the shared go-to-market team. So the fundamental objective of this team is number one, we have to have a competitive, an overall cost structure that's competitive in our go-to-market organization. Our SG&A has to be competitive. We have to make sure that we can be successful in each of our businesses, so we have to make sure that we continue to win against Lexmark and printers and Sun and servers and EMC and storage and so on. And at the same time we have to make sure that we have, that we're easy to do business with and we have a competitive advantage in front of our customers as we bring all this breadth of capability together.

So this team has been absolutely key in making sure we get the balance right -- the overall right cost structure and the right balance between winning in the individual businesses and winning in solutions and across.

So the first box here -- well first of all representatives from each of the groups are part of this team. So Duane, Ann, VJ, Peter Blackmore, they all have members of this team representing their businesses and this team has value capture goals, as you might imagine, because there's a lot of money here. So there's their financial people involved in this as well and a lot of program management because of the complexities across the organization.

So this all starts again with the customer. And if you look at the lower left, this, by the way, is the customer segmentation that we're using -- global/corporate, so really big companies that tend to be regional and global; enterprise, which are the remaining named accounts that we'll be serving; commercial, so these are the smaller customers where we have more of a territory deployment model; SMB, small and medium business, we'll serve either through volume direct models or through channel partners; and consumer, where we have both a direct and an indirect selling motion.

So we started with customer, spent a lot [of] time defining those customer segments very, very clearly. The other thing that's key is the solution model we have -- the vertical and horizontal solutions and how we work with our partners to deliver those solutions. So that's absolutely critical because a lot of our deployment, particularly in those top two segments, is around the solution dimension -- what industries, what applications are we focused on. And Ann described those in some detail in her presentation.

Then, of course, we have to define our different selling motions, including the volume direct as well as the channel partners, and really understand the strategies and then how we will manage to optimize there.

Having done that then we're into the sales readiness. And this is an absolutely key output of this team, is we absolutely have to make this seamless for our customers. If we're going to start with the customer and take that seriously, which we have, we have to prioritize continuity in front of the customer as number one.

So these are the teams that are developing what we call the playbooks. We're doing the work on, to get ready for selection of account teams, country managers, regional sales people, to make sure that when we launch the company that we will have as many of those positions named as possible, and that we'll be able to go out to customers and tell them what the roadmaps are, who the account teams are, how we will be working with them. And we don't leave them not knowing what the plan is.

The other thing I thought I would talk about a little bit is the culture work that we've been doing. Susan has been leading this. And culture is a very broad topic. People talk about culture, it's one of these words like environment, where you think, well what does that really mean? I think this is a pretty good model to segment the basic elements of culture into three pieces.

What are the values that a company has are things like integrity and trust. The second layer, then the next layer out from that, the corporate objectives tends to be things like profit, leading in the eyes of customers, growth, what are the basic objectives that are driving your decisions?

And then the outer ring is much more in the area of practices and polices that reinforce those values and those objectives. So this is where you get into behaviors, into pay, metrics and rewards. So we've had a very comprehensive set of work going on in these areas and I'll describe a little bit in terms of what's guiding that work.

So first of all what's our goal? It's to build a strong new culture that's clearly defined and broadly understood -- so we have to define culture and we have to communicate it and get people to understand it -- that reflects the business strategy and our brand value, our brand promise; that supports best in class performance for customers, partners, employees and other shareowners, that produces alignment, commitment and excitement about what it's going to be like to work in this new company; that establishes a competitive advantage for the new HP, and is reflected in the communications and actions of our top leaders. So obviously we can put out slides but people are going to be looking at our behavior as a management team and we have to "walk our talk" as the saying goes.

The work that's been done so far -- we have incorporated culture work, by the way, right into the work that the integration team has been doing. We have had, we have some consultants working with us in this area and they've also been working with the integration team. We've tended to use [the] integration team as a pilot in many of these areas and to help guide this.

We have also interviewed 1,500 employees from both companies. Where you really start with this is trying to establish a baseline, try to define the cultures of HP, the culture of Compaq. Try to get that, a good level of understanding of where we are.

The first meeting we had of the new executive council, and this is really Carly and Michael's staffs together, we spent three hours of the day focused on culture and in particular on those center two pieces -- the values, the objectives. And the good news is, by the way, the integration team had done this a few weeks before that. We came up with remarkably similar goals. So I think it's very helpful when you start off with the same values and the same objectives. The companies have very, very similar [values] in the center of that and I think that sets the foundation for the rest of the work. So we're working very hard right now to finalize this work but it's well underway.

So that's what's been going [on]. So where do we go from here? It's pretty simple to describe; it's more of the same. So after the close, one of the things we found with every successful large merger that we studied was that the process I just described to you not only exists before the close of the merger, but continues on for several quarters after the close.

So we are just going to keep doing what we've [been] doing. The only thing that really changes is the confidentiality of information, of course, is not an issue once the deal is closed. But in terms of those weekly rituals, the fact that the leaders of each of the function and business group integration teams will report to their leader, will dual report into Jeff and Susan and myself. We will be reviewing the status of the teams relative to their goals every week with the Steering Committee.

Simple. We're just going to keep doing what we've been doing. Absolutely critical. Tracking our progress toward the value capture goals. All the things that we've been doing up until now we're just going to keep doing them.

One comment I was going to make is the clean team is inside that team, the integration team. Obviously there's a firewall about information. There's competitive information within that team that has to stay there. But even within the team, we really do this on a need-to-know basis. So there's certain very sensitive areas -- procurement information, commercial contracts. In those areas we've actually used consultants to go get that information, so we've been very, very careful about extremely sensitive competitive information, even within the clean team. So we've managed that very, very tightly.

The other thing I wanted to spend a little more time on is how are we going to measure our success? And we started off in the meeting -- the meeting [in] Houston in September -- saying we're going to measure our success the way we will be measured. We will [be] measured by our customers, by our shareowners, by our partners (a wide range of partners) and by our employees. And the best way to measure our success is to measure it in their eyes.

So the fundamental principle we have is to measure ourselves as we will be measured. We talked earlier about the fact that HP and Compaq -- by the way, both do employee surveys -- measure and track the results of how employees are feeling about working for the company. We will continue to do that and use that as one of the key measures of success.

Similarly with customers. Both HP and Compaq today do extensive, quantitative competitive benchmarking with customers. And we call it total customer experience in HP, but the fact is that we get data twice a year that tells us how we're doing relative to our competitors with our major customers. We get our strengths, our weaknesses, what's improving, what's getting worse and we will continue to do that after the merger -- becomes even more important.

With shareowners, obviously the value capture is the key element there. We will be tracking and holding ourselves accountable for the financial results that Bob showed you. And partners same, right, so partners -- we have a lot of different kinds of partners. We have system integrators, we have ISV's, we have channel partners, we have communities and so we are going to be tracking and setting goals in each of those areas as well.

And then on top of that when you look at how we measure all this, that becomes what we call a balance scorecard and this is how we'll be holding our managers accountable in the new company. So the compensation of the top management and layers below that will be based on these four elements and the achievement of these goals.

I'll just close with this slide from McKinsey that I think reinforces the strategic underpinnings of why this combination makes great business sense. I think as far as the integration effort itself, we believe we've done our homework. We've assembled just a world class team of people to make sure that the integration planning is done well, that we're ready for the launch. And that we maintain our commitment to the rigor and process and connection with top management after the merger to make sure that all these goals are met. And we are confident that we will successfully integrate these two companies and create a great new company.

And that is the end of my presentation.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.